Exhibit (h)(14)

TRANSFER AGENCY AND SERVICE AGREEMENT

THIS AGREEMENT (this “Agreement”) is made as of the 1 day of January, 2018, by and between The Bank of New York Mellon, a New York banking organization having its principal office at 225 Liberty Street, New York, New York 10286 (“BNY Mellon” or the “Transfer Agent”), and each Legg Mason registered investment company listed on Schedule A hereto (each, the “Trust”).

WHEREAS, the Trust is authorized to issue shares of beneficial interest (“Shares”) in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Trust currently offers, or will offer, Shares in one or more series, each as named in the attached Schedule A, which may be amended by the parties from time to time (such series, together with all other series subsequently established by the Trust and made subject to this Agreement in accordance with Section 12 of this Agreement, being herein referred to as a “Portfolio,” and collectively as the “Portfolios”);

WHEREAS, each Portfolio will issue and redeem Shares only in aggregations known as “Creation Units” as described in each Portfolio’s currently effective prospectus and statement of additional information (collectively, the “Prospectus”);

WHEREAS, only those entities (“Authorized Participants”) that have entered into an Authorized Participant Agreement with the distributor of the Trust, currently Legg Mason Investor Services, LLC (including, upon reasonable advance notice to BNY Mellon, any subsequent distributor) (the “Distributor”), are eligible to place orders for the purchase or redemption of Creation Units;

WHEREAS, the Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee is expected to be the record or registered owner of all outstanding Shares;

WHEREAS, the Trust, on behalf of the Portfolios, desires to appoint BNY Mellon as transfer agent, dividend disbursing agent and agent in connection with certain other activities; and

WHEREAS, BNY Mellon is willing to accept such appointment.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1.	TERMS OF APPOINTMENT

1.1

Subject to the terms and conditions set forth in this Agreement, the Trust, with respect to each Portfolio, hereby employs and appoints the Transfer Agent to act as, and the Transfer Agent agrees to act as, transfer agent for the Creation Units and dividend disbursing agent of the Trust and each Portfolio in connection with the issuance, transfer and redemption or repurchase of Shares of each Portfolio, all as more fully described herein and in accordance with the terms of the Prospectus of each Portfolio.

1.2	Transfer Agency Services. In accordance with procedures, if any, established from time to time by agreement between the Trust, on behalf of each Portfolio, as applicable, and the Transfer Agent, the Transfer Agent shall:

(i)	maintain the record of the name and address of each Authorized Participant and the number of Shares issued to and held by such Authorized Participant;

(ii)	receive and process orders for the purchase of Creation Units from Authorized Participants, at the direction and with the approval of the Distributor or the Trust, and promptly deliver payment and appropriate documentation thereof to the custodian of the applicable Portfolio as identified by the Trust (the “Custodian”);

(iii)	generate or cause to be generated and transmitted confirmation of receipt of such purchase orders to the Authorized Participants and, if applicable, transmit appropriate trade instructions to the DTC or National Securities Clearance Corporation (“NSCC”), as applicable;

(iv)	receive and process redemption requests and redemption directions from Authorized Participants, at the direction and with the approval of the Distributor or the Trust, and deliver the appropriate documentation thereof to the Custodian;

(v)	with respect to items (i) through (iv) above, the Transfer Agent may execute transactions, at the direction and with the approval of the Distributor or the Trust, directly with Authorized Participants;

(vi)	at the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies, if any, to the redeeming Authorized Participant as instructed by the Distributor or the Trust;

(vii)	prepare and transmit by means of DTC’s book-entry system payments for any dividends and distributions declared by the Trust on behalf of the applicable Portfolio;

(viii)

record the issuance of Shares of the applicable Portfolio and maintain a record of the total number of Shares of each Portfolio which are issued and outstanding; and provide the Trust on a regular basis with the total number of Shares of each Portfolio which are issued and outstanding; provided that the Transfer Agent shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares to determine if there are authorized Shares available for issuance or to take cognizance of any laws relating to, or corporate actions required for, the issue or sale of such Shares, which functions shall be the sole responsibility of the Trust and each Portfolio; and, excluding DTC or its nominee as the record or registered owner, the Transfer Agent shall have no obligations or responsibilities to account for or keep records of the beneficial owners of the Shares;

(ix)	maintain and manage, as agent for the Trust and each Portfolio, such bank accounts for the sole benefit of the Trust as the Transfer Agent shall deem necessary for the performance of its duties under this Agreement, including but not limited to, the processing of Creation Unit purchases and redemptions and the payment of a Portfolio’s dividends and distributions. The Transfer Agent may maintain, in accordance with applicable law, such accounts at the bank or banks deemed appropriate by the Transfer Agent;

(x)	provide periodic certifications and reasonable documentation to the Chief Compliance Officer of the Trust in connection with his or her duties under Rule 38a-1 of the 1940 Act (as defined below);

(xi)	process any request from an Authorized Participant to change its account registration (including, without limitation, the processing of changes to any Personal Identification Numbers (PINS) or other identification procedures used by the Transfer Agent in connection with transactions by Authorized Participants); and

(xii)	except as otherwise instructed by the Trust, the Transfer Agent shall process all transactions in each Portfolio in accordance with the procedures mutually agreed upon by the Trust and the Transfer Agent with respect to the proper net asset value to be applied to purchase and redemption orders received in good order by the Transfer Agent or by the Trust or any other person or firm on behalf of such Portfolio or from an Authorized Participant before the Order Cut-Off Time (as defined below). The Transfer Agent shall report to the Trust any known exceptions to the foregoing.

1.3	Additional Services. In addition to, and neither in lieu of nor in limitation of nor in contravention of the services set forth in Section 1.2 above, the Transfer Agent shall perform the following services:

(i)	The Transfer Agent shall perform such other services for the Trust that are mutually agreed to by the parties from time to time, for which the Trust will pay such fees as may be mutually agreed upon, including the Transfer Agent’s reasonable out-of-pocket expenses that are itemized and invoiced. The provision of such services shall be subject to the terms and conditions of this Agreement.

(ii)	DTC and NSCC. The Transfer Agent shall: (a) accept and effectuate the registration and maintenance of accounts, and the purchase and redemption of Creation Units in such accounts, in accordance with instructions transmitted to and received by the Transfer Agent by transmission from DTC or NSCC on behalf of Authorized Participants; and (b) issue instructions to a Portfolio’s banks for the settlement of transactions between the Portfolio and DTC or NSCC (acting on behalf of the applicable Authorized Participant).

1.4	Authorized Persons. The Trust, on behalf of each Portfolio, hereby agrees and acknowledges that the Transfer Agent may rely on the current list of authorized persons, including the Distributor, as provided or agreed to by the Trust in writing and as may be amended from time to time in writing by the Trust (each, an “Authorized Person”), in receiving instructions to issue or redeem Creation Units. The Trust, on behalf of each Portfolio, agrees and covenants for itself and each such Authorized Person (exclusive of any Authorized Participant) that any order or sale of or transaction in Creation Units received by it after the order cut-off time as set forth in the applicable Portfolio’s Prospectus or such earlier time as designated by such Portfolio (the “Order Cut-Off Time”), shall be effectuated at the net asset value next determined or as otherwise required pursuant to the applicable Portfolio’s then-effective Prospectus, and the Trust or such Authorized Person (exclusive of any Authorized Participant) shall so instruct the Transfer Agent of the proper effective date of the transaction.

1.5	Anti-Money Laundering and Client Screening. In no event shall the Transfer Agent be responsible for the Trust’s compliance with applicable anti-money laundering laws, rules and regulations, now or hereafter in effect, including applicable provisions of the USA PATRIOT Act of 2001 and the regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as the same may be in effect from time to time.

1.6	State Transaction (“Blue Sky”) Reporting. The Transfer Agent shall not be responsible for the Trust’s “blue sky” compliance or state registration requirements.

1.7

Tax Law. The Transfer Agent shall have no responsibility or liability for any obligations now or hereafter imposed on the Trust, a Portfolio, any Creation Units, any Shares, a beneficial owner thereof, an Authorized Participant or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax laws of any country or of any state or political subdivision thereof. The Transfer Agent shall not be responsible for identifying the obligations imposed on the Trust, a Portfolio, the Creation Units, or the Shares in connection with the services provided by the Transfer Agent hereunder by the tax law of countries, states and political subdivisions thereof, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting. Notwithstanding anything to the contrary contained herein, the Transfer Agent shall not be responsible for any tax reporting or tax filings with respect to the Trust, a Portfolio, any Creation Units, any Shares, a beneficial owner thereof, or an Authorized Participant in connection with the services provided hereunder.

1.8	The Transfer Agent shall provide the office facilities and the personnel required by it to perform the services contemplated herein at no additional cost to the Trust.

2.	FEES AND EXPENSES

2.1	Fee Schedule. For the performance by the Transfer Agent of services provided pursuant to this Agreement, the Transfer Agent shall be entitled to receive the fees and documented expenses set forth in a written fee schedule.

3.	REPRESENTATIONS AND WARRANTIES OF THE TRANSFER AGENT

The Transfer Agent represents, warrants and covenants to the Trust and each Portfolio that:

3.1	It is a banking organization duly organized and existing under the laws of the State of New York.

3.2	It is duly registered as a transfer agent under Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), it will remain so registered for the duration of this Agreement, and it will promptly notify the Trust in the event of any material change in its status as a registered transfer agent.

3.3	It has the organizational power and authority to carry on its business in the State of New York and each other jurisdiction in which it conducts its business as a transfer agent.

3.4	All requisite organizational proceedings have been taken to authorize it to enter into and perform this Agreement.

3.5	It is, and will continue to be during the term of this Agreement, in compliance with all federal and state laws, rules and regulations applicable to its transfer agency business and the performance of its duties, obligations and services under this Agreement.

3.6	It is empowered under applicable laws and by its organizational documents to enter into and perform the services contemplated in this Agreement, and this Agreement, when executed and delivered by the parties hereto, will constitute a legal, valid and binding obligation of the Transfer Agent enforceable against the Transfer Agent in accordance with its terms.

3.7	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

3.8	Its execution and performance of this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Transfer Agent or any law or regulation applicable to it.

4.	REPRESENTATIONS AND WARRANTIES OF THE TRUST, ON BEHALF OF ITSELF AND THE PORTFOLIOS

The Trust, on behalf of itself and each Portfolio, represents, warrants and covenants to the Transfer Agent that:

4.1	The Trust is duly organized, existing and in good standing under the laws of the state of its formation.

4.2	All requisite organizational proceedings have been taken to authorize the Trust to enter into, perform and receive services pursuant to this Agreement.

4.3	The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.

4.4	Prior to the commencement of services under this Agreement, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), will be effective and will remain effective, and all required state securities law filings have been made and will continue to be made, with respect to all Shares of the Trust being offered for sale.

4.5	The Trust has the power and authority under applicable laws and by its Charter (the “Charter”) or Declaration of Trust (the “Declaration”) and Bylaws (the “Bylaws”) or other governing documents (collectively, the “Governing Documents”) to enter into and perform its obligations under this Agreement, and this Agreement, when executed and delivered by the parties hereto, will constitute a legal, valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms.

4.6	The execution and performance by the Trust, on behalf of the Portfolios, of this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Trust or any law or regulation applicable to it.

5.	DATA ACCESS AND PROPRIETARY INFORMATION

5.1

The Trust acknowledges that the databases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Trust by the Transfer Agent as part of the Trust’s ability to access certain Trust-related data (“Customer Information”) maintained by the Transfer Agent or another third party on databases under the control and ownership of the Transfer Agent (“Data Access Services”) constitute copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”) of substantial value to the Transfer Agent or another third party. In no event shall

Proprietary Information include or be deemed to include shareholder information or the confidential information of the Trust. In no event shall Customer Information be deemed Proprietary Information. The Trust and each Portfolio agrees to treat all Proprietary Information as proprietary to the Transfer Agent and further agrees that it shall not divulge any Proprietary Information not otherwise lawfully made publically available to any person or organization except as may be provided hereunder. Without limiting the foregoing, the Trust agrees for itself, its officers, employees and trustees, on behalf of the Portfolios and their agents, to:

(i)	use such programs and databases solely on the Trust’s, or such agents’ computers, or solely from equipment at the location(s) agreed to between the Trust and the Transfer Agent, and solely in accordance with the Transfer Agent’s applicable user documentation;

(ii)	refrain from copying or duplicating in any way (other than in the normal course of performing processing or maintenance on the Trust’s (or its agents’) computers or systems) the Proprietary Information;

(iii)	refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform the Transfer Agent in a timely manner of such fact and dispose of such information in accordance with the Transfer Agent’s reasonable instructions;

(iv)	refrain from purposefully causing or allowing Proprietary Information transmitted from the Transfer Agent’s computers to the Trust’s, or such agents’ computer to be retransmitted to any other computer facility or other location, except with the prior written consent of the Transfer Agent;

(v)	allow the Trust or such agents to have access only to those authorized transactions relating to the Trust and/or the Portfolios agreed upon by the Trust and the Transfer Agent; and

(vi)	honor all reasonable written requests made by the Transfer Agent to protect at the Transfer Agent’s expense the rights of the Transfer Agent in Proprietary Information at common law, under federal copyright law and under other federal or state law.

5.2	Proprietary Information shall not include all or any portion of any of the foregoing items that are or become publicly available without breach of this Agreement; that are released for general disclosure by the Transfer Agent; or that are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement.

5.3

If the Trust notifies the Transfer Agent that any of the Data Access Services fail to operate in good working order, the Transfer Agent shall correct such failure in a reasonably timely manner based on the circumstances. Organizations from which the Transfer Agent may obtain certain data included in the Data Access

Services are solely responsible for the contents of such data, and the Trust agrees to make no claim against the Transfer Agent arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof. DATA ACCESS SERVICES AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN “AS IS, AS AVAILABLE” BASIS. THE TRANSFER AGENT EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. For the avoidance of doubt, nothing in this Section 5 shall modify the Transfer Agent’s Standard of Care (as defined below) under this Agreement or the Transfer Agent’s obligations under Section 9.3 of this Agreement.

5.4	If the transactions available to the Trust include the ability to originate electronic instructions to the Transfer Agent in order to effect the transfer or movement of cash or Creation Units or transmit Authorized Participant information or other information, then in such event the Transfer Agent shall be entitled to rely on the validity and authenticity of such instruction without undertaking any further inquiry as long as such instruction is undertaken in conformity with security procedures established by the Transfer Agent and agreed to in writing by the Trust from time to time.

5.5	Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section.

5.6	Notwithstanding any other provision to the contrary, the Trust may disclose Proprietary Information in the event that it is required to be disclosed by law or in a judicial or administrative proceeding, or by an appropriate regulatory authority reasonably believed to have jurisdiction over the Trust; provided that the Trust has given the Transfer Agent as much advance notice of the possibility of such disclosure as practical so the Transfer Agent may attempt to stop such disclosure or obtain a protective order concerning such disclosure.

5.7	Notwithstanding Section 5.1, the Trust (and any affiliate and/or permitted successor that agrees to be bound by the terms hereof) is granted a non-exclusive, non-transferable and perpetual right to use reports generated in connection with the Trust’s receipt of transfer agency services hereunder; provided, however, that (i) such use is limited to the Trust’s internal business purposes and (ii) such reports may not be re-distributed by the Trust except in the ordinary course of its business to Authorized Participants and internal organizations (including, for the avoidance of doubt, its affiliates and professional advisors, auditors or persons performing similar functions) for informational purposes.

6.	AUDIT RIGHTS; KEY PERFORMANCE INDICATORS; DISASTER RECOVERY

6.1	Audit Rights. During the term of this Agreement, the Transfer Agent shall provide to the Trust and to its internal and external auditors, inspectors, regulators and other authorized representatives of the Trust access to the Transfer Agent’s books and records and locations where it performs services for the purpose of conducting financial, operational or regulatory audits. Such audits shall be conducted at the Trust’s expense (which shall include costs related to providing materials, copying, faxing, retrieving stored materials, and similar expenses) and shall occur during the Transfer Agent’s regular business hours and upon advance notice to the Transfer Agent and, except as otherwise agreed to by the parties or for regulatory audits, no more frequently than once a year. Audits will be conducted with representatives of the Transfer Agent present at all times. The Trust’s representatives will comply with all standard safety, confidentiality and security procedures of the Transfer Agent. In connection with such audits, the Trust’s representatives shall not attempt to access, nor will they review, the records of any other clients of the Transfer Agent and the Trust shall conduct the visit/inspection in a manner that will not materially interfere with the Transfer Agent’s normal and customary conduct of its business activities, including the provision of services to the Trust and to other clients. The Transfer Agent may require any persons seeking access to its facilities to provide reasonable evidence of their authority. The Transfer Agent may also reasonably require any of the Trust’s representatives to execute a confidentiality agreement before granting such individuals access to its facilities. Nothing contained herein shall obligate the Transfer Agent to provide access to or otherwise disclose: (i) any information that is unrelated to the Transfer Agent or the Trust and the provision of the services hereunder; (ii) any information that is treated as confidential under the Transfer Agent’s corporate policies, including, without limitation, internal audit reports, compliance or risk management plans or reports, work papers and other reports and information relating to management functions; or (iii) any other documents, reports or other information that the Transfer Agent is obligated to maintain in confidence by contract, by its regulators or otherwise as a matter of law, legal privilege or regulation.

6.2

Key Performance Indicators. The Transfer Agent and the Trust may from time to time agree to document the manner in which they expect to deliver and receive, respectively, the services contemplated by this Agreement. The parties agree that such measures (hereinafter referred to as “KPIs”) reflect performance goals and dependencies and any failure to perform in accordance with the provisions thereof shall not in and of itself be considered a breach of contract that gives rise to contractual or other remedies unless the parties mutually expressly agree otherwise. Nothing in this Section shall modify the Standard of Care under this Agreement or be construed to prevent a party from pursuing any remedy otherwise available to it pursuant to this Agreement. The Trust and the Transfer Agent agree to periodically review the Transfer Agent’s performance against the KPIs. Where any such review reveals that one specific KPI has measured at a

“red” or “amber” status for three consecutive months (“Rectification Trigger”), the Trust may, in its sole discretion, invoke the process set out in this Section:

(i)	The Transfer Agent shall investigate, assemble and preserve (in accordance with its records management policy) all pertinent information with respect to, and report the root causes of the problem that led to the Rectification Trigger and the Trust shall provide such assistance as the Transfer Agent may reasonably request;

(ii)	The Transfer Agent shall propose an appropriate written corrective action plan (“Rectification Plan”) with respect to such failure and in any event within ten (10) business days, or as otherwise reasonably agreed by the parties. The Rectification Plan shall set out the anticipated improvements (“Anticipated Improvements”) and the timeline over which those improvements are expected to be realized (“Plan Period”), which shall be no longer than ninety (90) days (without the Trust’s prior written consent, not to be unreasonably withheld or delayed). The Trust shall review the Rectification Plan within five (5) business days and shall (without any liability, waiver or resulting obligation or deemed acceptance of approach) comment on the Rectification Plan, suggest improvements and/or challenge any assumptions and ideas embodied in the Rectification Plan. It is acknowledged that the Trust shall not be obligated or required to acknowledge the Rectification Plan will achieve the relevant KPIs. Upon the parties agreeing on the terms of the Rectification Plan, the Transfer Agent shall, as soon as reasonably practicable, implement the Rectification Plan so as to deliver the Anticipated Improvements.

(iii)	The Transfer Agent shall provide the Trust with regular updates of the progress of the Rectification Plan and the parties shall periodically review the progress during the Plan Period;

(iv)	The Transfer Agent shall, as soon as reasonably practicable, notify the Trust in writing of any material changes to the Rectification Plan from time to time and the reasons for those changes; and

(v)	At the end of the Plan Period, the Transfer Agent shall report on whether the Rectification Plan has delivered the Anticipated Improvements in accordance with this Section 6.2.

6.3

Disaster Recovery. The Transfer Agent shall adopt and maintain a disaster recovery or business continuity plan for the transfer agency services described in this Agreement (the “BCP Plan”) which is commercially reasonable and in accordance with the Standard of Care. The Transfer Agent shall be able to implement the BCP Plan in accordance with its terms promptly upon a Disaster occurring. The Transfer Agent shall review the BCP Plan not less than once every twelve (12) months. For the avoidance of doubt, the Transfer Agent may amend or replace the BCP Plan at its own discretion. The Transfer Agent shall, upon reasonable request, provide a high-level presentation summarizing the BCP Plan and shall, upon reasonable request, discuss with senior management (including the board) of the Trust the BCP Plan and a summary of any testing thereof to demonstrate the BCP Plan is in accordance with the Standard of Care. If a Disaster occurs, the Transfer Agent shall notify the Trust of the Disaster (unless prohibited by law or regulation) and shall implement (or procure the implementation of) the BCP Plan as soon as reasonably practicable thereafter and shall carry out the BCP Plan in accordance with the matters set out therein. For purposes of this paragraph, “Disaster” means any unplanned interruption which materially impairs the ability of the Transfer Agent to perform the services described in this Agreement.

7.	STANDARD OF CARE / LIMITATION OF LIABILITY

7.1	In performing its responsibilities under this Agreement, the Transfer Agent agrees to exercise reasonable care, prudence, expertise and diligence such as a person having responsibility for providing transfer agent services to investment companies registered under the 1940 Act would exercise (the “Standard of Care”), but assumes no responsibility and shall not be liable for any loss or damages arising out of the Transfer Agent’s performance of or failure to perform its duties under this Agreement except to the extent such losses or damages arise out of the Transfer Agent’s willful misconduct, bad faith, negligence or otherwise from a breach of this Agreement. The parties agree that any encoding or payment processing errors shall be governed by this Standard of Care, and that Section4-209 of the Uniform Commercial Code is superseded by this Section.

7.2	[RESERVED].

7.3	In no event shall either party be liable to the other party for any special, indirect, incidental, punitive or consequential damages of any kind whatsoever (including, without limitation, attorneys’ fees relating thereto) under any provision of this Agreement or for any such damages arising out of any act or failure to act hereunder, whether or not such party has advance notice thereof.

8.	INDEMNIFICATION

8.1	Subject to its performance in good faith and in accordance with the Standard of Care, the Transfer Agent shall not be responsible for, and the Trust, on behalf of itself and each Portfolio, severally and not jointly, shall indemnify and hold the Transfer Agent harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, reasonable expenses and liability arising out of or attributable to:

(i)	all actions of the Transfer Agent required to be taken pursuant to this Agreement, provided that such actions are taken in accordance with the Standard of Care and without negligence or willful misconduct or breach of this Agreement;

(ii)	the Trust’s material breach of any representation, warranty, or covenant of the Trust hereunder;

(iii)	the Transfer Agent’s reliance upon any instructions of the Trust or any of its officers, employees, agents or subcontractors who have been designated by the Trust as Authorized Persons;

(iv)	the offer or sale of Creation Units in violation of any requirement under the federal or state securities laws or regulations requiring that such Creation Units be registered, or in violation of any stop order or other determination or ruling by any federal or state agency having jurisdiction over the Trust with respect to the offer or sale of such Creation Units; and

(v)	any tax obligations under the tax laws of any country or of any state or political subdivision thereof, including taxes, withholding and reporting requirements, claims for exemption and refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed, imposed or charged against the Transfer Agent as transfer agent hereunder.

8.2	At any time the Transfer Agent may apply to any officer of the Trust for instructions with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement. The Transfer Agent, its agents and subcontractors shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Trust or the applicable Portfolio, reasonably believed to be genuine and signed by an Authorized Person and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Trust or an Authorized Person. Nothing in this Section shall be construed as imposing upon the Transfer Agent any obligation to seek such instructions.

8.3	In order that the indemnification provisions contained in this Section shall apply, upon the assertion of a claim for which the Trust may be required to indemnify the Transfer Agent, the Transfer Agent shall promptly notify the Trust of such assertion, and shall keep the Trust advised with respect to all material developments concerning such claim. The Trust shall have the option to participate with the Transfer Agent in the defense of such claim or to defend against said claim in its own name. The Transfer Agent shall in no case confess any claim or make any compromise in any case in which the Trust may be required to indemnify the Transfer Agent except with the Trust’s prior written consent, which shall not be unreasonably withheld.

8.4

The Transfer Agent shall indemnify and hold the Trust and each Portfolio, separately and not jointly, harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, reasonable expenses and liability arising out of or attributable to the Transfer Agent’s (i) material breach of this Agreement (including without limitation any material breach caused by an agent or subcontractor of the Transfer Agent for whose actions the Transfer Agent is responsible under this Agreement) and (ii) willful misfeasance, bad faith or negligence. In order that the indemnification provisions contained in this Section shall apply, upon the assertion of a claim for which the Transfer Agent may be required to indemnify the Trust, or any Portfolio thereof, the Trust shall promptly notify the Transfer Agent of such assertion, and shall keep the Transfer Agent advised with respect to all material developments concerning such claim. The Transfer Agent shall have the option to participate with the Trust in the defense of such claim or to defend against said claim in its own name. The Trust shall in no case confess any claim or make any compromise in any case in which the Transfer Agent may be required to indemnify the Trust, or any Portfolio thereof, except with the Transfer Agent’s prior written consent, which shall not be unreasonably withheld.

9.	ADDITIONAL COVENANTS OF THE TRUST AND THE TRANSFER AGENT

9.1	To the extent not previously furnished to the Transfer Agent, the Trust shall promptly furnish to the Transfer Agent the following:

(i)	A copy of the Governing Documents of the Trust and all amendments thereto.

(ii)	The currently effective Registration Statement for the Trust subject to the requirements of the Securities Act and the 1940 Act and all amendments and supplements thereto as in effect from time to time.

(iii)	Upon request, such other certificates or documents which are necessary for the proper performance of the Transfer Agent’s duties hereunder.

9.2	The Transfer Agent hereby agrees to establish and maintain facilities and procedures for safekeeping of stock certificates, check forms and facsimile signature imprinting devices, if any; and for the preparation or use, and for keeping account of, such certificates, forms and devices.

9.3

Records. The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the 1940 Act and the rules thereunder, the Transfer Agent agrees that all such records prepared or maintained by the Transfer Agent relating to the services to be performed by the Transfer Agent hereunder are the property of the Trust and will be preserved, maintained and made available in accordance with Section 31 of the 1940 Act and the rules adopted thereunder, and will be surrendered promptly to the Trust on and in accordance with its request. The Trust and any Authorized Person thereof shall have access to such books and records in the possession or under control of Transfer Agent at all times during the Transfer Agent’s normal business hours. Upon the reasonable request of the Trust, copies of any such books and records in the possession or under the control of the Transfer Agent shall be provided by Transfer Agent to the Trust or any Authorized Person thereof.

10.	CONFIDENTIALITY AND PRIVACY

10.1	The Transfer Agent and the Trust, on behalf of itself and the Portfolios, agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations. All confidential information provided by a party hereto shall be used by the other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party. Neither party will use or disclose confidential information for purposes other than the activities contemplated by this Agreement or except as otherwise required by law or in connection with any required disclosure to a banking, securities or other regulatory authority reasonably believed to have proper jurisdiction. Each party will keep confidential all records and information in its possession relating to the Transfer Agent, the Trust or the Trust’s shareholders or shareholder accounts and will not disclose the same to any person except at the written request or with the written consent of the Transfer Agent or the Trust, as applicable.

10.2	The parties acknowledge and agree that any breach or threatened breach of this Section would cause financial damage and irreparable harm to the Trust and the Portfolios for which money damages will not be an adequate remedy. Accordingly, in the event of a breach or threatened breach of this Section the Trust, in addition to, and not in limitation of, all other rights and remedies it may have, shall be entitled to an injunction restraining disclosure or misuse, in whole or in part, of any confidential information.

10.3	The Transfer Agent affirms that it has, and will continue to have throughout the term of this Agreement, procedures in place that are reasonably designed to protect the privacy of non-public personal consumer/customer financial information to the extent required by applicable laws, rules and regulations.

11.	EFFECTIVE PERIOD AND TERMINATION

11.1

Term. This Agreement shall be effective on the date first written above and shall continue in full force and effect until 11:59:59 PM (Eastern time) on December 31, 2021 (the “Initial Term”). The effective date of the Agreement for each Portfolio listed at Schedule A will be the first day the assets of the Portfolio are held in custody by The Bank of New York Mellon and the Transfer Agent commences providing the services contemplated hereunder. This Agreement shall automatically renew for successive periods of one (1) year each (each, a “Renewal Term”), unless the Trust, on behalf of itself or a particular Portfolio, or the Transfer Agent gives written notice to the other party of its intent not to renew and such notice is received by the other party not less than ninety (90) days prior to the expiration of the Initial Term or the then-current Renewal Term (a “Non-Renewal Notice”). In the event a party provides a Non-Renewal Notice, this

Agreement shall terminate solely with respect to the relevant Portfolio at 11:59:59 PM (Eastern time) on the last day of the Initial Term or Renewal Term, as applicable. For purposes of this Agreement, “Term” shall mean the Initial Term including, if applicable, any Renewal Term.

11.2	Termination for Cause. Notwithstanding the preceding paragraph 11.1 of this Section 11, in the event that the Transfer Agent or a Trust (as applicable, a “Defaulting Party”) shall fail in any material respect to perform its duties and obligations (in the case of the Transfer Agent, in accordance with the Standard of Care) hereunder (including, in the case of the Transfer Agent, through persistent non-material failures to perform its duties or obligations hereunder or the persistent failure to meet agreed upon KPIs), the other party (the “Other Party”) shall have given written notice thereof to the Defaulting Party, and such material failure shall not have been remedied to the reasonable satisfaction of the Other Party within thirty (30) days after such written notice is received, then, as applicable, the Trust may terminate this Agreement by providing thirty (30) days written notice of such termination to the Transfer Agent, or the Transfer Agent may terminate this Agreement by providing one hundred twenty (120) days written notice of such termination to the Trust. In addition, notwithstanding the preceding sentence, this Agreement may be terminated by the Trust (i) immediately in the event (a) of an appointment of a conservator or receiver for the Transfer Agent or any parent of the Transfer Agent by a regulatory agency or court of competent jurisdiction, (b) the Transfer Agent ceases to be qualified as a transfer agent under the 1934 Act, or (c) provided the Trust provides prompt advance notice thereof, the Trust or a Portfolio liquidates, dissolves, merges or reorganizes with another investment company or, (ii) by providing thirty (30) days written notice of such termination to the Transfer Agent in the event that the Transfer Agent is indicted for a crime, commences any bankruptcy or insolvency proceeding or has such a proceeding initiated against it which is not dismissed within sixty (60) days, or suffers any other material adverse change in its condition, operations or professional reputation that is determined by the Trust in its reasonable discretion to threaten the continuing performance of services hereunder or the reputation of the Trust. Upon termination of the Agreement pursuant to this paragraph 11.2 with respect to any Trust or Portfolio, the Trust, on behalf of the applicable Portfolio, shall pay to the Transfer Agent such compensation as shall have accrued to the effective date of such termination.

11.3

Termination for Convenience. Any Trust may terminate this Agreement with respect to such Trust or its Portfolio(s) for any reason provided that (i) the Trust shall be required to provide the Transfer Agent at least sixty (60) days’ notice of the effective date of such termination (the “Termination for Convenience Date”); (ii) on the Termination for Convenience Date, the applicable Trust shall pay the Transfer Agent its compensation due through the Termination for Convenience Date and shall reimburse the Transfer Agent for its reasonable costs, expenses and disbursements incurred through the Termination for Convenience Date that are invoiced and itemized; provided, however, that if the applicable Trust provides less than sixty (60) days’ notice of the Termination for Convenience Date, then on the Termination for Convenience Date the Trust shall pay the Transfer Agent its compensation due through the date occurring sixty (60) days after the date of delivery of such lesser notice (based upon the average compensation previously earned by Transfer Agent with respect to such Trust or Portfolio for the two (2) calendar months most recently preceding the delivery date of such notice) and shall reimburse the Transfer Agent for its reasonable costs, expenses and disbursements incurred through the Termination for Convenience Date that are invoiced and itemized; and (iii) notwithstanding the foregoing, if the end of the Term (as defined in paragraph 11.1 of this Section 11) is to occur less than sixty (60) days from the date of notice of termination, the applicable Trust shall provide such lesser notice as may be reasonably practicable, and on the Termination for Convenience Date the applicable Trust shall pay the Transfer Agent its compensation due through the Termination for Convenience Date and shall reimburse the Transfer Agent for its reasonable costs, expenses and disbursements incurred through the Termination for Convenience Date that are invoiced and itemized.

11.4	Termination of this Agreement with respect to the coverage of any one particular Trust or Portfolio shall in no way affect the rights and duties under this Agreement with respect to any other Trust or Portfolio.

11.5	Notwithstanding any provision of this Section 11 to the contrary, in the event that this Agreement is terminated in its entirety, the parties agree to continue operating under the terms of this Agreement as if this Agreement remained in full force and effect for one year or for such shorter period of time as the remaining Trust or Trusts may determine in their sole discretion is necessary for an orderly transition of transfer agency services to a new transfer agent. The Transfer Agent agrees to cooperate and work in good faith, including without limitation by transferring such records and performing such services as are reasonably necessary to substitute the successor transfer agent for the Transfer Agent; provided that the Transfer Agent shall be under no obligation to undertake any unduly burdensome action with respect to such transition and Transfer Agent shall be compensated for such activities as mutually agreed upon by the parties hereto in advance.

11.6	Sections 5, 7, 8, 10 and 11 shall survive termination of this Agreement for a period of six (6) years.

12.	ADDITIONAL TRUSTS AND PORTFOLIOS

12.1	ADDITIONAL TRUST. If any management investment company that is an exchange-traded fund in addition to those listed on Appendix A desires the Transfer Agent to render services as transfer agent under the terms hereof, the management investment company shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such management investment company shall become a Trust hereunder.

12.2	ADDITIONAL PORTFOLIO. In the event that the Trust establishes one or more series of Shares in addition to the Portfolios listed on the attached Schedule A, with respect to which the Trust desires to have the Transfer Agent render services as transfer agent under the terms hereof, it shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such series of Shares shall become a Portfolio hereunder.

13.	ASSIGNMENT

13.1	Except as provided in Section 14 below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party. Any attempt to do so in violation of this Section shall be void. Unless specifically stated to the contrary in any written consent to an assignment, no assignment will release or discharge the assignor from any duty or responsibility under this Agreement.

13.2	Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Transfer Agent and the Trust and the Portfolios, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Transfer Agent and the Trust and the Portfolios. This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective permitted successors and assigns.

13.3	This Agreement does not constitute an agreement for a partnership or joint venture between the Transfer Agent and the Trust. Other than as provided in Section 14, neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

14.	SUBCONTRACTORS

The Transfer Agent (i) may assign or delegate certain of its obligations hereunder to an affiliate or subsidiary of the Transfer Agent without the Trust’s prior written consent, provided that the Transfer Agent shall remain responsible for the actions and omissions of such affiliate or subsidiary as if such actions or omissions were taken by the Transfer Agent; (ii) may assign or transfer this Agreement in connection with a sale of a majority or more of its assets, equity interests or voting control, provided that BNY Mellon gives the Trust ninety (90) days’ prior written notice of such assignment or transfer, such assignment or transfer does not impair the provision of services under this Agreement in any material respect, and the assignee or transferee has all necessary licenses and registrations and ability to perform the Transfer Agent’s duties hereunder and agrees to be bound by all terms of this Agreement in place of the Transfer Agent; and (iii) may subcontract with, hire, engage or otherwise outsource to an unaffiliated third party with respect to the performance of any one or more of the functions, services, duties or obligations of the Transfer Agent under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall require the prior written consent of the Trust and the Transfer Agent shall remain fully and absolutely liable to the Trust for any loss, cost or expense arising directly or indirectly from the actions or omissions of any such subcontractor as if such actions or omissions were taken by the Transfer Agent. The Transfer Agent shall notify the Trust promptly following the execution of any agreement that would result in, or would be expected to result in, a change of control of the Transfer Agent or any parent of the Transfer Agent.

15.	MISCELLANEOUS

15.1	Amendment. This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

15.2	Governing Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York, without regard to its conflicts of law provisions.

15.3	Force Majeure. Neither party shall be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, work stoppage, power or other mechanical failure, computer virus, natural disaster, governmental action or communication disruption (a “Force Majeure Event”). Without limiting the generality of the foregoing, the Transfer Agent agrees that upon the occurrence of a Force Majeure Event, it shall give written notice to the Trust, specifying the nature and extent of the effects of the Force Majeure event as soon as reasonably practicable after becoming aware of the Force Majeure Event and shall at all times use commercially reasonable efforts to mitigate the severity of the effects of the Force Majeure Event (including, if appropriate, implementing the BCP Plan).

15.4	[RESERVED].

15.5	Severability. If any provision of this Agreement is invalid or unenforceable, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance it shall nevertheless remain applicable to all other persons and circumstances.

15.6	Priorities Clause. In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

15.7	Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. Any waiver must be in writing signed by the waiving party.

15.8	Merger of Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements relating to the services to be performed hereunder whether oral or in writing.

15.9	Counterparts. This Agreement may be executed by the parties hereto in any number of counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

15.10	Reproduction of Documents. This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, xerographic, photostatic, microfilm, micro-card, miniature photographic, portable document format, or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

15.11

Data Protection. The Transfer Agent will implement and maintain a comprehensive written information security program that contains appropriate security measures that are consistent with applicable law to safeguard the personal information of the Trust’s shareholders, employees, directors and/or officers that the Transfer Agent receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public. Without limiting the generality of the above, the Transfer Agent represents, warrants and agrees that it has adopted and implemented, and shall maintain policies and procedures that address administrative, technical and physical safeguards for the protection of personal information and records that are in compliance with Regulation S-P promulgated under the Gramm-Leach-Bliley Act of 1999 (“Regulation S-P”) and all other applicable laws, rules, regulations, and definitive and binding governmental standards and Transfer Agent represents, warrants and agrees that it will use personal information only in compliance with all of the following: (i) the provisions of the Agreement; and (ii) privacy laws and regulations applicable to the Trust’s and Transfer Agent’s business, including the Gramm-Leach-Bliley Act of 1999. The personal information of Portfolio shareholders is confidential and shall not be disclosed, sold, copied, or used in any way, except: (1) to carry out the terms of this Agreement; and (2) disclosure pursuant to law, rule, regulation or court or administrative order. When the Transfer Agent disposes of personal information, the Transfer Agent shall properly dispose of personal information, including, without limitation, any electronic or physical copies in any form, by taking reasonable measures to protect against unauthorized access to or use of the records or information in connection with its disposal, as required by Regulation S-P and all applicable laws, rules, regulations and definitive and binding governmental standards. The Transfer Agent will obligate its agents, employees, representatives, sub-contractors and delegatees to establish and maintain safeguards and controls against the unauthorized access to and use of Portfolio data and information that are at least equivalent to those of the Transfer Agent.

15.12	Notices. All notices and other communications as required or permitted hereunder shall be in writing and delivered (i) by first-class mail, postage prepaid, (ii) in person to the offices of the parties set out below during normal business hours, or (iii) by facsimile transmission, provided that any communication sent by facsimile transmission shall also be mailed, postage prepaid, to the party to who such notice is addressed. Notice sent by first class mall shall be deemed to have been given three days after having been mailed. If such notice or other communication is sent by messenger, it shall be deemed to have been given on the day it is delivered. If such notice is sent by facsimile or electronic mail, it shall be deemed to have been given immediately upon receipt of delivery confirmation. Notices and communication shall be addressed as follows or to such other address or addresses which the respective party shall have notified the other:

(i)	If to Transfer Agent, to:

The Bank of New York Mellon

135 Santilli Highway

Everett, MA 02149

Attention: Christopher Healy

with a copy to:

The Bank of New York Mellon

225 Liberty Street

New York, NY 10286

Attention: Asset Servicing - Legal

(ii)	If to the Trust, to:

Legg Mason ETF Investment Trust

620 Eighth Avenue

New York, NY 10018

Attn:

Telephone:

Facsimile:

[Please provide notice information]

15.13	Insurance. The Transfer Agent will maintain, at all times during the term of this Agreement, insurance of the types and in the amounts as are commercially reasonable, taking into account the nature of its business, the associated risks and the cost and availability of insurance having commercially viable terms and conditions. The Transfer Agent agrees to provide the Trust with certificates of its applicable insurance coverage, and shall provide an update at the Trust’s written request, but no more frequently than annually.

15.14	Limitations of Liability of the Trustees. A copy of the Declaration of Trust of the Trust is on file with the Secretary of the State of Maryland, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees individually but are binding only upon the assets and property of the applicable Portfolio. The Transfer Agent acknowledges and agrees that any obligations and liabilities of the Trust or any Portfolio arising hereunder shall not be binding upon any of the shareholders, Trustees, officers or employees of the Trust, as provided in the Governing Documents, and that, to the extent the Trustees are regarded as entering into this Agreement, they do so only in their capacity as trustees and not individually. The Transfer Agent further acknowledges and agrees that it shall look solely to the property of the applicable Portfolio for the performance of any obligation or liability of the Trust hereunder.

15.15	Obligations of Trusts Not Joint. For the avoidance of doubt, each Trust listed on Schedule A hereto is acknowledged to have separately executed this Agreement on behalf of itself and its Portfolios and this Agreement shall be deemed to be a separate agreement with respect to each Trust. Under no circumstances, and notwithstanding anything in this Agreement to the contrary, shall any one Trust or its Portfolios be liable for the obligations, actions or omissions of any other Trust or its Portfolios under this Agreement.

15.16	Reports. Upon reasonable request of the Trust, the Transfer Agent shall provide the Trust with a copy of the Transfer Agent’s Service Organizational Control (SOC) 1 reports prepared in accordance with the requirements of AT section 801, Reporting on Controls at a Service Organization (formerly Statement on Standards for Attestation Engagements (SSAE) No. 16). The Transfer Agent shall use commercially reasonable efforts to provide the Trust with such reports as the Trust may reasonably request or otherwise reasonably require to fulfill its duties under Rule 38a-1 of the 1940 Act or similar legal and regulatory requirements.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

THE BANK OF NEW YORK MELLON

By:
Name:
Title:

EACH LEGG MASON REGISTERED INVESTMENT COMPANY LISTED ON SCHEDULE A HERETO

By:
Name:
Title:

Schedule A

LIST OF PORTFOLIOS

Legg Mason ETF Investment Trust

Brandywine Global Opportunities Total Return ETF

ClearBridge All Cap Growth ETF (CACG)

ClearBridge Dividend Strategy ESG ETF (YLDE)

ClearBridge Large Cap Growth ESG ETF (LRGE)

Legg Mason Capital Preservation Solution ETF (LMCP)

Legg Mason Conservative Growth Solution ETF (LMCG)

Legg Mason Developed ex-US Diversified Core ETF (DDBI)

Legg Mason Emerging Markets Diversified Core ETF (EDBI)

Legg Mason Emerging Markets Low Volatility High Dividend ETF (LVHE)

Legg Mason Global Infrastructure ETF (INFR)

Legg Mason High Growth Solution ETF (LMHG)

Legg Mason Income Solution ETF (LMIS)

Legg Mason International Low Volatility High Dividend ETF (LVHI)

Legg Mason Low Volatility High Dividend ETF (LVHD)

Legg Mason Moderate Growth Solution ETF (LMOD)

Legg Mason Small Cap Deep Value ETF (SDPV)

Legg Mason Small Cap Dividend Value ETF (SDVD)

Legg Mason Small Cap Quality Value ETF (SQLV)

Legg Mason US Diversified Core ETF (UDBI)

Western Asset Total Return ETF (ticker symbol TBD)